SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

May 17, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A. INFORMS THE MARKET OF THE FILING OF ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010.

City of Buenos Aires, Argentina, May 17, 2011.  The management of Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA”) announced today that it filed its annual report on Form 20-F on May 17, 2011 for the fiscal year ended December 31, 2010 (the “2010 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”).  The 2010 Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or Banco Macro’s website at www.macro.com.ar.  In addition, shareholders may receive a hard copy of the Banco Macro’s complete audited financial statements as of December 31, 2010 free of charge within a reasonable period of time making a request through Banco Macro's website (www.macro.com.ar) under the “Investors” section, writing to investorelations@macro.com.ar or contacting Banco Marco’s Investor Relations Department at (5411) 5222-6730.

This press release is available under the Financial Information section on Banco Macro’s web site (www.macro.com.ar).

This press release includes statements concerning potential future events involving Banco Macro that could differ materially from the events that actually occur.  The differences could be caused by a number of risks, uncertainties and factors relating to Banco Marco’s business.  Banco Macro will not update any forward-looking statements made in this press release to reflect future events or developments.

Investor Relations Contacts:

In Buenos Aires:
Jorge Scarinci, CFA
Financial and Investor Relations Manager
Tel: (5411) 5222 6730
Fax: (5411) 5222 7826
E-mail: investorelations@macro.com.ar
www.macro.com.ar

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 17, 2011

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director